SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 3, 2006 announcing "ECtel's Board of Directors approves plan to repurchase up to $15 million of outstanding ordinary shares ".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//____________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  April 10, 2006

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Index to Exhibits

Exhibit No.         Exhibit

1                            Press Release issued April 3, 2006

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel's Board of Directors approves plan to repurchase up to $15 million of outstanding ordinary shares

ROSH HA'AYIN, Israel, April 3,  ECtel Ltd. (NASDAQ: ECTX - News), a leading global provider of Integrated Revenue ManagementTM (IRM TM) solutions, today announced that its Board of Directors authorized a plan for repurchase of the company's ordinary shares on the open market in an amount in cash of up to $15 million.

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase program is for one year and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital.

Under Israeli law, the repurchase is subject to the company obtaining an approval from the Court in Israel, which the company will seek as soon as possible. The company believes that its cash resources, after giving effect to the repurchase, are adequate to allow the company to pursue its objectives.

About ECtel

ECtel (NASDAQ: ECTX - News) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView®, RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the adequateness of the Company's cash resources, the efficient use of the company's cash resources for purchasing the Company's shares, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:

ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: +972-3-9002666
Email : Ronf@ectel.com	Email: Danith@ectel.com

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